Exhibit 99.2

KAMADA LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Gil Efron and Nir Livneh, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.0 per share, of Kamada Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on Tuesday, January 28, 2014, at 3:00 p.m. (Israel time) at the offices of the Company, 7 Sapir Street, Kiryat Weizmann Science Park, Ness Ziona, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE OUTSIDE DIRECTORS IN ITEMS 2A AND 2B AND FOR EACH OF THE OTHER ITEMS SET FORTH ON THE REVERSE.  ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES CAST FOR ITEMS 1, 2A AND 2B WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

KAMADA LTD.

January 28, 2014

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

¯ Please detach along perforated line and mail in the envelope provided. ¯

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE OUTSIDE DIRECTORS AND “FOR” EACH OF THE OTHER ITEMS.  PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve a compensation policy with respect to the terms of service and employment of office holders, as such term is defined in the Israeli Companies Law, 5759-1999.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 1? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 1)

☐ YES	☐ NO

Are you a controlling shareholder?

☐ YES	☐ NO

2A.	To re-elect Dr. Abraham Havron as an outside director for an additional three-year term.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 2A? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 2A)

☐ YES	☐ NO

Are you a controlling shareholder?

☐ YES	☐ NO

2B.           To elect Dr. Estery Giloz-Ran as an outside director for an initial three-year term.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 2B? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 2B)

☐ YES	☐ NO

Are you a controlling shareholder?

☐ YES	☐ NO

3.	Subject to the approval of Item 2B, to authorize the Company to enter into an indemnification agreement with Dr. Estery Giloz-Ran.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	Subject to the approval of Item 2B, to approve the grant of options to the Company’s outside directors, including Dr. Estery Giloz-Ran.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	To approve the grant of options to each of the Company’s directors, other than the Company’s outside directors, the chairman of the board of directors and chief executive officer.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.	To approve the grant of options to Mr. Leon Recanati, the chairman of the board of directors of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

7.	To approve updated compensation terms (including the grant of options) for Mr. David Tsur, the Company’s chief executive officer and a director.

☐ FOR	☐ AGAINST	☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.